# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unusual Machines, Inc., CIK 0001956955
CUSIP: 91532F102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5728 MAJOR BLVD, STE #250, ORLANDO, Florida (FL), 32819
Date of event which requires filing of this statement: 11/04/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001842665

## Reporting persons
- Halter Ferguson Financial Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 0; sole dispositive power 2,852,423; shared dispositive power 0; aggregate amount beneficially owned 2,852,423 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Unusual Machines, Inc.
Address of issuer's principal executive offices:
5728 MAJOR BLVD, STE #250, ORLANDO, FLORIDA
32819

## Item 2. Person Filing
Name of person filing: Halter Ferguson Financial Inc.
Address of principal business office or, if none, residence:
13080 GRAND BLVD.
SUITE 130
CARMEL, Indiana
46032
Citizenship: Halter Ferguson Financial Inc. - INDIANA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,852,423
Percent of class: 5.5
Sole power to vote or to direct the vote: Halter Ferguson Financial Inc. - 0
Shared power to vote or to direct the vote: Halter Ferguson Financial Inc. - 0
Sole power to dispose or to direct the disposition: Halter Ferguson Financial Inc. - 2,852,423
Shared power to dispose or to direct the disposition: Halter Ferguson Financial Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this Schedule 13G are held in investment advisory accounts managed by Halter Ferguson Financial, Inc. The clients are entitled to the dividends and proceeds from the sales of the securities in their respective accounts. No single client's interest exceeds five percent of the issuer's outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Halter Ferguson Financial Inc.: Matt Smith, Matt Smith/Chief Compliance Officer (11/10/2026)